
RECEIVED
MAR 3 0 2007
209
SEC MAIL PROCESSING SECTION
WASH, D.C.


07007389

SECURI[illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/07/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRESTA LIBERTAS CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9615 BRIGHTON WAY, SUITE 306
(No. and Street)

BEVERLY HILLS (City) CA (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CRAIG CASTILLA, Chief Executive Officer 310-278-0036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP (attention: Claudia Berglund)
(Name – *if individual, state last, first, middle name*)

2030 MAIN STREET, Suite 1400 (Address) IRVINE, (City) CA (State) 92614 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/11

OATH OR AFFIRMATION

I, Craig Castilla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cresta Libertas Capital Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn (or affirmed) before me on this 29 **day of** March **, 2007, by** CRAIG CASTILLA **,** ~~**personally known to me**~~ **or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

(Seal) **Signature** Eric Brown


ERIC BROWN
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1695158
LOS ANGELES COUNTY
My Comm. Exp. September 21, 2010

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Cresta Libertas Capital Inc.
A Development Stage Company

We have audited the accompanying statements of financial condition of Cresta Libertas Capital Inc. (a Development Stage Company) (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity, and cash flows for the year ended December 31, 2006 and for the period from July 7, 2005 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cresta Libertas Capital Inc. (a Development Stage Company) as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and the period from July 7, 2005 (date of inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Irvine, California
March 27, 2007

CRESTA LIBERTAS CAPITAL INC.
A DEVELOPMENT STAGE COMPANY
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2006	December 31, 2005
CASH	$ 72,890	$ 5,152
PREPAID EXPENSES	1,961	9,186
PROPERTY AND EQUIPMENT, net	12,745	12,939
OTHER ASSETS	3,700	3,700
	$ 91,296	$ 30,977

STOCKHOLDER'S EQUITY

	2006	2005
STOCKHOLDER'S EQUITY		
Common stock, $.01 stated value 1,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	978,260	233,829
Accumulated deficit during the development stage	(886,974)	(202,862)
	$ 91,296	$ 30,977

END

See accompanying notes to financial statements.